

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. John W. Richardson
Executive Vice President and Chief Financial Officer
Qwest Communications International, Inc.
1801 California Street
Denver, Colorado 80202

June 20, 2008

Re: **Qwest Communications International, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2007
February 12, 2008
File No. 1-15577

Dear Mr. Richardson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director